EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-108128 on Form S-8 of Cott Corporation of our report dated June 17, 2015, with respect to the Statements of Net Assets Available for Benefits of the Restated Cott USA 401(k) Savings & Retirement Plan as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Restated Cott USA 401(k) Savings & Retirement Plan for the year ended December 31, 2014.

/s/ Mayer Hoffman McCann P.C.

Clearwater, Florida

June 17, 2015